BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ADVISED BY NEW YORK STOCK EXCHANGE REGARDING LISTING STANDARDS

August 30, 2002 - Minneapolis, Minnesota, USA - BMC Industries, Inc. (NYSE: BMM) announced today that is has been advised by the New York Stock Exchange (NYSE) that the Company fell below the NYSE's continued listing criteria relating to minimum share price.  The NYSE requires that the Company's stock trade at a minimum share price of $1.00 over a 30-day trading period.  Under NYSE rules, the Company must bring its share price and average share price back above $1.00 within six months of the NYSE notification.

The Company has formally acknowledged receipt of the notification and advised the NYSE of its intent to cure this deficiency.  Since receipt of the NYSE notification, the price of the Company's common stock has traded above $1.00 for the past 10 consecutive trading days.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.